UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	⌧	Form 10-Q	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR

For the Period Ended: June 30, 2025

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 11-K
For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Faraday Future Intelligent Electric Inc.

Full Name of Registrant

Former Name if Applicable
18455 S. Figueroa Street

Address of Principal Executive Office (Street and Number)
Gardena, CA 90248

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

⌧	(a) The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
☐
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and;

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2025, within the prescribed time period without unreasonable effort or expense. The delay is principally attributable to additional time required because of: (i) unanticipated delays in receiving and integrating necessary financial information from a recently acquired business in order to complete the Company’s consolidated financial statements; and (ii) ongoing valuation procedures related to that acquisition, including preparation of the purchase price allocation, identification and measurement of intangible assets, finalization of fair value estimates for acquired assets and assumed liabilities, and related accounting conclusions. The Company is working diligently to complete these procedures and expects to file the Form 10-Q within the five-calendar-day extension period provided by Rule 12b-25.
PART IV — OTHER INFORMATION
(1)Name and telephone number of person to contact in regard to this notification

Name	Area Code	Telephone Number
Koti Meka	(424)	276-7616

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ⌧ Yes    ☐ No
(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes    ⌧ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Faraday Future Intelligent Electric Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 14, 2025	By:	/s/ Koti Meka
Koti Meka
Chief Financial Officer